PE 11/14/2014



14008562

Received SEC

NOV 14 2014

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

NO ACT

November 14, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 11-14-14

John Sullivan
Costco Wholesale Corporation
jsullivan@costco.com

Re: Costco Wholesale Corporation
Incoming letter dated September 26, 2014

Dear Mr. Sullivan:

This is in response to your letters dated September 26, 2014 and October 17, 2014 concerning the shareholder proposal submitted to Costco by the National Center for Public Policy Research. We also have received a letter from the proponent dated October 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

November 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Costco Wholesale Corporation
Incoming letter dated September 26, 2014

The proposal urges the board to adopt, implement and enforce a revised company-wide code of conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation.

There appears to be some basis for your view that Costco may exclude the proposal under rule 14a-8(i)(7), as relating to Costco's ordinary business operations. In this regard, we note that the proposal relates to Costco's policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if Costco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

October 17, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Email Address: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by the National Center for Public Policy Research Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended

Dear Sir or Madam:

On September 26, 2014, Costco Wholesale Corporation, a Washington corporation ("***Costco***" or the "***Company***"), submitted a letter (the "***No-Action Request***") notifying the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") that Costco intends to omit from its proxy materials for its 2015 annual meeting of shareholders (the "***2015 Proxy Materials***") a shareholder proposal submitted to the Company by the National Center for Public Policy Research (the "***Proponent***") in a letter dated August 12, 2014 (the "***NCPPR Proposal***"). A copy of the No-Action Request is attached to this letter as Exhibit A. As more fully set forth in the No-Action Request, we believe the NCPPR Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because it concerns a matter relating to the Company's ordinary business operations.

The Proponent submitted a letter dated October 10, 2014, to the Commission (the "***October 10 Letter***") responding to the No-Action Request. A copy of the October 10 Letter is attached hereto as Exhibit B. This letter responds to the October 10 Letter.

First, the Company wishes to correct a typographical error contained in the No-Action Request relating to the date of the *Bank of America* no-action letter. The date of the *Bank of America* no-action letter referred to should be February 14, 2012; the No-Action Request incorrectly indicated that it was February 14, 2013. The Company regrets any inconvenience this inadvertent error may have caused.

Second, the October 10 Letter relies to a significant extent on two no-action letters, *Exxon Mobil Corporation* (Mar. 20, 2012) ("***Exxon Mobil***") and *The Kroger Co.* (Apr. 6, 2011) ("***Kroger***"), which address proposals that are not analogous to the NCPPR Proposal.

The proposal in Exxon Mobil related to discrimination based on sexual orientation and gender identity. Since at least 2006, efforts to exclude under Rule 14a-8(i)(7) proposals seeking to amend corporate policies to address discrimination based on sexual orientation and gender identity have largely been unsuccessful. *E.g., Bank of America Corporation* (Feb. 22, 2006) and *JPMorgan Chase & Co.* (Feb. 22, 2006) (in both cases the Staff was unable to concur in the exclusion of a proposal seeking to amend the Company's written equal employment opportunity policy to explicitly exclude reference to sexual orientation). Accordingly, Exxon Mobil initially did not even assert that the proposal could be excluded as a matter of ordinary business operations; the argument was made in a response letter to the proponent's rebuttal letter and attempted to reframe the proposal as an employee benefits matter even though the proposal on its face did not relate to employee benefits. The subject matter in Exxon Mobil simply does not inform the determination of whether the NCPPR Proposal's subject matter is a significant policy matter.

The proposal in Kroger urged the board to adopt, implement, and enforce a company-wide code of conduct, inclusive of suppliers and sub-contractors, based on International Labor Organization's conventions, including four principles set forth in that proposal, and prepare a report concerning the implementation and enforcement of the policy. That proposal and its supporting statement made clear that the proposal essentially concerned "modern-day slavery." In its original no-action letter, Kroger conceded that the subject matter of the proposal addressed a "significant policy issue of human rights" (at page 5). *See also Franklin Resources, Inc.* (Dec. 30, 2013) (proposal related to genocide or crimes against humanity); *The Gap, Inc.* (Mar. 14, 2012) (proposal related to human rights violations in Sri Lanka); *Yahoo! Inc.* (Apr. 5, 2011) (proposal related to business in repressive countries). These no-action letters, like Kroger, focused on major human rights abuses, and are not analogous to the subject matter of the NCPPR Proposal, which points to no abuse whatsoever.

In *Bank of America* (Feb. 14, 2012), released after Kroger, the Staff concurred with exclusion of a proposal that the Proponent concedes is similar to the NCPPR Proposal. Here and in Bank of America the "human rights" character of the proposals pales in comparison to the "modern-day slavery" sought to be addressed in Kroger. And it is apparent from the Company's existing policies that the NCPPR Proposal relates very directly to the Company's ability to manage its workforce and its relationship with its employees and relates to detailed requirements of the Company's Code of Ethics and other polices. Accordingly, the Company continues to request that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the NCPPR Proposal from its 2015 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (425) 427-7577. Please email a response to this letter to jsullivan@costco.com.

Sincerely,

COSTCO WHOLESALE



John Sullivan
Vice President, Associate General Counsel & Secretary

Enclosures

cc: Justin Danholf, Esq.
General Counsel
The National Center for Public Policy Research
501 Capitol Court N.E., Suite 200
Washington, D.C. 20002

Exhibit A

No-Action Request Letter of Costco Wholesale Corporation

dated

September 26, 2014



Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

September 26, 2014

<u>VIA EMAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Email Address: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by the National Center for Public Policy Research Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended

Dear Sir or Madam:

Costco Wholesale Corporation, a Washington corporation ("***Costco***" or the "***Company***"), respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from the Company's proxy materials for its 2015 annual meeting of shareholders (the "***2015 Proxy Materials***") a shareholder proposal submitted to the Company by the National Center for Public Policy Research (the "***Proponent***") in a letter dated August 12, 2014 (the "***Proposal***"). The Company requests confirmation that the Commission's staff (the "***Staff***") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2015 Proxy Materials for the reasons set forth in this letter. A complete copy of the Proposal and related correspondence with the Proponent are attached as <u>Exhibit A</u>.

Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission no later than eighty calendar days preceding the date that the Company expects to file with the Commission its definitive 2015 Proxy Materials. The Company currently intends to file such definitive 2015 Proxy Materials on or after December 17, 2014. Also, in accordance with Rule 14a-8(j), concurrently with the electronic mail transmission of this letter to the Commission, the Company sent to the Proponent by overnight courier at the address indicated by the Proponent on the cover letter accompanying the Proposal a copy of this letter with all enclosures to notify the Proponent of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted to the Commission by means of electronic mail addressed to shareholderproposals@sec.gov.

The Proposal would require the Company to implement a revised company-wide Code of Conduct that includes an anti-discrimination policy relating to employees' engagement in the political process, civic activities and government and states as follows:

Civic and Political Non-Discrimination Policy

> **Whereas**, Costco Wholesale Corporation does not explicitly prohibit discrimination based on political activities, voting, policy views or civic engagement in its written company policies;
>
> Whereas, we believe that corporations that prohibit discrimination based on political and policy views and activities have a competitive advantage in recruiting and retaining employees from the widest possible talent pool.
>
> Whereas, America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens - to wit, the Declaration of Independence states, "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."[1] The Founding Fathers made it clear that our system was designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.[2]
>
> Whereas the United Nations' Universal Declaration of Human Rights provides that "[e]veryone has the right to take part in the government of his country." and that "[t]he will of the people shall be the basis of the authority of government: this will shall be expressed in periodic and genuine elections."[3]
>
> **Resolved**, the shareholder urges the Board of Directors to adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation.

The Board should also prepare a report, at a reasonable cost and excluding proprietary information concerning the implementation and enforcement of this policy.

Supporting Statement

In the 2012 election, more than 130 million Americans cast ballots.[4]

Save from basic life functions such as eating and sleeping, there is hardly an act that is done by more Americans than voting.

Furthermore, approximately half of all Americans live in a jurisdiction that "protects employee speech or political activity from employer retaliation."[5]

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."

Employment discrimination on the basis of political affiliation, policy views or civic activity diminishes employee morale and productivity and can impose undue influence on the political process of a nation. Because state and local laws are inconsistent with respect to this type of employment discrimination,[6] and quality employees are attracted to a Company that respects their basic human rights, our Company would benefit greatly from a consistent, corporate-wide policy to prevent such discrimination and ensure a respectful atmosphere for all employees.

---

1. http://www.archives.gov/exhibits/charters/declaration_transcript.html
2. http://www.constitution.org/fed/federa10.htm
3. http://www.un.org/en/documents/udhr/
4. http://elections.gmu.edu/Turnout_2012G.html
5. http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf
6. http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf

Summary of Basis for Exclusion

The Company believes that the Proposal can be properly excluded because it concerns a matter relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion rests on two central considerations.

The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Exchange Act Release No. 40018* (May 21, 1998) (the "***1998 Release***"). The 1998 release noted, in particular, that "management of the workforce" is an example of a task that is fundamental to management's ability to run a company. *Id.* The second relates "to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, in order to constitute "ordinary business," the proposal must not involve a significant social policy issue that would override its "ordinary business" subject matter. *See id.*; *Staff Legal Bulletin No. 14A* (Jul. 12, 2002); *Staff Legal Bulletin No. 14E* (Oct. 27, 2009).

The Proposal relates to the Company's ability to manage its workforce and its relationship with its employees, relates to compliance with the Company's Code of Ethics and other policies and does not raise a significant social policy issue.

Proposals Interfering with Workforce Management and Employee Relations May be Excluded Regardless of Whether the Employee Activity Addressed is Inside or Outside the Workplace

The relationship between a company's management and its employees is at the very heart of conducting ordinary business operations. Like many other companies, Costco maintains an array of detailed policies related to the management of employees, employee relations, and the workplace environment. The Company's Employee Agreement for U.S. employees (the "***Employee Agreement***"), excerpts of which are attached as **Exhibit B**, for example, summarizes a wide range of operating policies and personnel procedures applicable to the Company's employees and workplace. The Employee Agreement covers such matters as wages, hours, vacations, standards of conduct and workplace safety, as well as discrimination and harassment based upon, among other categories, political ideology (see sections 2.2 and 2.4). All of these policies are essential to the Company's management of its day-to-day business operations, helping to ensure consistency and fairness in the Company's employment practices and that the Company's more than 180,000 employees throughout the United States and the world are working together toward the common goal of consistently delivering the highest level in member service and value. At its core the Proposal seeks to intrude upon the manner in which the Company manages its employees, employee relations and workplace environment. Long-standing and well established Staff precedents dictate that proposals relating to a company's workforce management, employee relations or workplace environment are excludable under Rule 14a-8(i)(7) because such topics are matters of ordinary business.

In a recent no-action letter, *Bank of America* (Feb. 14, 2013) ("*Bank of America*"), the Staff concurred in the exclusion of a proposal similar to the Proposal. In *Bank of America*, the proposal requested that the company's "Equal Employment Opportunity and Affirmative Action Statement" specifically include protection to engage in free speech outside the job context and to participate freely in the political process without fear of discrimination or other repercussion on the job. The Staff concurred with the exclusion, noting that the proposal related to the company's policies concerning its employees, and proposals concerning relations between the company and its employees are excludable under Rule 14a-8(i)(7).

As in *Bank of America*, the Proposal relates to the Company's policies concerning its employees and therefore the Company's relations with its employees. It is critical that management of the Company have the ability to establish standards of conduct for its employees, including with respect to political activity. Among other reasons, appropriate standards or conduct may be necessary to provide a safe and accommodating workplace and to ensure the viewpoints of the Company are properly represented both within and outside the workplace. *See also Wal-Mart Stores, Inc.* (Mar. 16, 2006) (concurring in the exclusion of a proposal requesting the company's board of directors amend the company's equality of opportunity policy to bar intimidation of company employees exercising their right to freedom of association); *Intel Corporation* (Mar. 18, 1999) (concurring in the exclusion of a proposal recommending that the board of directors implement an "Employee Bill of Rights" relating to inter-employee relations, the length of the work week, the precise time employees are to commence their work on a daily basis and the manner in which they are to otherwise fulfill their job-related responsibilities); *Merck & Co., Inc.* (Jan. 23, 1997) (concurring in the exclusion of a proposal that required the board of directors to adopt policies to encourage employees to express their ideas on all matters of concern affecting the company).

Bank of America dealt with expression outside the workplace. *See also NSTAR* (Jan. 4, 2005) (concurring in the exclusion of a proposal requesting that the company publish in its proxy statement information concerning the personal investments of each trustee); *ITT Industries, Inc.* (Feb. 23, 1996) and *IBM Corporation* (December 28, 1995) (both concurring in the exclusion of a proposal requiring the board of directors to assure that no officer of the company provides services to unrelated companies in excess of 15 working days per year); *Time Warner Inc.* (Jan. 18, 1996) (concurring in the exclusion of a proposal regarding policies with respect to employees' ability serve on boards of outside organizations); *Chittenden Corporation* (Mar. 10, 1987) (concurring in the exclusion of a proposal seeking disclosure of the directors stock ownership, partnership interests and solely-owned business investments).

The Proposal is not so limited, and its facial application to activity in the workplace makes the case for exclusion even stronger here. *See Donaldson Company, Inc.* (Sept. 13, 2006) (concurring in the exclusion of a proposal regarding the establishment of appropriate ethical standards related to employee relations); *Lockheed Martin Corporation* (Jan. 20, 2004) (concurring in the exclusion of a proposal regarding annual employee performance evaluations);

OfficeMax, Inc. (Apr. 17, 2000) (concurring in the exclusion of a proposal to retain an independent consulting firm to measure customer and employee satisfaction); *Burlington Northern Santa Fe Corporation* (Feb. 15, 2000) (concurring in the exclusion of a proposal to form a committee to report on the condition of employee "trust"); *WR. Grace & Co.* (Feb. 29, 1996) (concurring in the exclusion of a proposal regarding the creation of a "high performance" workplace based in policies of workplace democracy and meaningful worker participation); *American Brands, Inc.* (Feb. 3, 1993) (concurring in the exclusion of a proposal regarding the work environment, employees and smoking).

Proposals Related to a Company's Policy Statements Applicable to Employees May be Excluded

The Staff has also permitted the exclusion of proposals seeking to micro-manage a company's code of ethics and other policies applicable to employees. The Proposal generally addresses employee engagement in the political process, civic activities and the government of his or her country, and calls upon the Board of Directors of the Company to adopt a revised company-wide Code of Conduct that prohibits discrimination based on an employee's engagement in the political process, civic activities and their government.

The Company's Code of Ethics (the "***Code of Ethics***"), attached as **Exhibit C**, governs the actions of all of the Company's directors, officers and employees. Costco' Code of Ethics has four tenets: (1) Obey the law, (2) Take care of our members, (3) Take care of our employees, and (4) Respect our suppliers. With respect to the third tenet, the Code of Ethics requires the Company to provide, among other things, a safe and healthy work environment and an atmosphere free from harassment or discrimination. The Company has also adopted a Policy Regarding Spending on Election and Policy Advocacy (the "***Political Activity Policy***"), attached as **Exhibit D**, that details the Company's policy regarding political contributions, membership in trade organizations and policy advocacy. Under the Political Activity Policy, advocacy is solely to promote the interests of the Company and is made without regard for the political preferences of the Company's officers. As discussed above, the Company also maintains an array of workplace policies and personnel procedures that are detailed in the Employee Agreement, covering topics from vacation accrual and wages to discrimination and harassment based upon, among other categories, political ideology. That the Company's Code of Ethics, Political Activity Policy and Employee Agreement seek to manage its workplace, employee relations, and the Company's political advocacy activities, is indicative of the fundamental nature of these activities to management's ability to run the day-to-day business of the Company and supports the conclusion that such policies relate to matters concerning to the Company's ordinary business operations.

The Proposal requires that employees be able to "engage in the political process, civic activities and government of his or her country without retaliation." The Company's Code of Ethics does not forbid political contributions and activities of its employees, and nothing in the

Company's Code of Ethics inhibits political or governmental engagement or civic activity, so long as such activities are done in accordance with applicable law as well as those laws and regulations to which the Company is subject. The Political Activity Policy outlines the Company's prohibition on political contributions by the Company and limits policy advocacy on behalf of the Company solely to the promotion of the interests of the Company. The Employee Agreement prohibits unlawful discrimination or harassment based upon, among other categories, political ideology, consistent with the objective stated in the agreement of ensuring that employees be able to enjoy a work environment free from all forms of unlawful employment discrimination and harassment. The Company must have the ability to exercise managerial control over its workforce with respect to these issues and, in particular, to craft detailed policies tailored to the Company's mission and business objectives, as well as the evolving legal, regulatory and other requirements applicable to the Company. The Proposal seeks to intrude upon policies that the Company already has in place. The considerations that arise under these policies impact day-to-day business operations and are most appropriately and effectively handled by management, not by shareholders as a group, through the shareholder proposal process.

In concurring with exclusion of the proposal in *Bank of America* that, according to the company, would have required the company to amend its Code of Ethics, the Staff noted that the proposal related to the company's policies concerning its employees. In doing so, the Staff followed a long line of similar precedent. *See The Walt Disney Company* (Dec. 12, 2011) (concurring in the exclusion of a proposal requesting a report on board compliance with the Company's Code of Business Conduct and Ethics for Directors); *International Business Machines Corporation* (Jan. 7, 2010) (concurring in the exclusion of a proposal directing the officers to restate and enforce certain standards of ethical behavior); *The AES Corporation* (Jan. 9, 2007) and *Monsanto Company* (Nov. 3, 2005) (both concurring in the exclusion of a proposal relating to the creation of an ethics oversight and legal compliance program); *USX Corporation* (Dec. 28, 1995) (concurring in the exclusion of a proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees); *Barnett Banks, Inc.* (Dec. 18, 1995) (concurring in the exclusion of a proposal that dealt with the preparation and publication of a Code of Ethics); *NYNEX Corporation* (Feb. 1, 1989) (concurring in the exclusion of a proposal specifying the particular topics to be addressed in the Company's code of conduct). The Company believes the Proposal would require changes to the Company's Code of Ethics and Political Activity Policy if implemented and, thus, relates to ordinary business matters.

The Proposal Does Not Raise a Significant Social Policy Issue

In the 1998 Release, the Commission recognized that not all proposals relating to the management of the workforce would be considered excludable. Specifically, the proposals related to those issues, but focusing on sufficiently significant social policy issues generally would not be considered to be excludable, because such proposals would transcend the day-to-day business matters and raise social policy issues so significant that the proposals would be appropriate for a shareholder vote. The Proposal does not raise a significant social policy issue. Despite efforts by proponents rhetorically to tie proposals to policy themes or "rights," the Staff has recognized that proposals related to ordinary workforce management may be excluded under Rule 14a-8(i)(7). In *Bank of America*, despite that proposal's significant emphasis on a very contentious policy debate related to the Defense of Marriage Act, the Staff concluded that the proposal related to policies concerning the Company's relations with its employees, and was excludable under Rule 14a-8(i)(7). *See also Apache Corporation* (Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the company implement equal employment opportunity policies prohibiting discrimination based on sexual orientation and gender identity). Like the proposal in *Bank of America*, the Proposal does not focus on a sufficient social policy issue that causes the Proposal to transcend the day-to-day business matters and raise social policy issues so significant that the Proposal would be appropriate for a shareholder vote.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (425) 427-7577. Please email a response to this letter to jsullivan@costco.com.

Sincerely,

COSTCO WHOLESALE



John Sullivan
Vice President, Associate General
Counsel & Secretary

Enclosures

cc: Justin Danholf, Esq.
General Counsel
The National Center for Public Policy Research
501 Capitol Court N.E., Suite 200
Washington, D.C. 20002

29040-0271/LEGAL123530262.8

Exhibit A

Proposal and Related Correspondence

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

Via FedEx

August 12, 2014



Mr. John Sullivan
Corporate Secretary
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

Dear Mr. Sullivan,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Costco Wholesale Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Costco stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq., General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Civic and Political Non-Discrimination Policy

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 * Fax (202) 543-5975
info@nationalcenter.org * www.nationalcenter.org

Civic and Political Non-Discrimination Policy

Whereas, Costco Wholesale Corporation does not explicitly prohibit discrimination based on political activities, voting, policy views or civic engagement in its written company policies;

Whereas, we believe that corporations that prohibit discrimination based on political and policy views and activities have a competitive advantage in recruiting and retaining employees from the widest possible talent pool.

Whereas, America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence states: "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."[1] The Founding Fathers made it clear that our system was designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.[2]

Whereas the United Nations' Universal Declaration of Human Rights provides that "[e]veryone has the right to take part in the government of his country." and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."[3]

Resolved, the shareholder urges the Board of Directors to adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation.

The Board should also prepare a report, at a reasonable cost and excluding proprietary information, concerning the implementation and enforcement of this policy.

Supporting Statement

In the 2012 election, more than 130 million Americans cast ballots.[4]

Save from basic life functions such as eating and sleeping, there is hardly an act that is done by more Americans than voting.

---

[1] http://www.archives.gov/exhibits/charters/declaration_transcript.html
[2] http://www.constitution.org/fed/federa10.htm
[3] http://www.un.org/en/documents/udhr/
[4] http://elections.gmu.edu/Turnout_2012G.html

Furthermore, approximately half of all Americans live in a jurisdiction that "protects employee speech or political activity from employer retaliation."[5]

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."

Employment discrimination on the basis of political affiliation, policy views or civic activity diminishes employee morale and productivity and can impose undue influence on the political process of a nation. Because state and local laws are inconsistent with respect to this type of employment discrimination,[6] and quality employees are attracted to a Company that respects their basic human rights, our Company would benefit greatly from a consistent, corporate-wide policy to prevent such discrimination and ensure a respectful atmosphere for all employees.

---

[5] http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf

[6] http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf

Page 20 redacted for the following reason:

- -

FISMA & OMB Memorandum M-07-16

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

Via FedEx


RECEIVED
AUG 19 2014
LEGAL DEPT

August 15, 2014

Mr. John Sullivan
Corporate Secretary
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

Dear Mr. Sullivan,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Civic and Political Non-Discrimination Policy) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on August 12, 2014.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 * Fax (202) 543-5975
info@nationalcenter.org * www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

August 15, 2014

Mr. John Sullivan
Corporate Secretary
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

Dear Mr. Sullivan,

UBS holds 29 shares of Costco Wholesale Corp. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Costco in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on October 5, 2012, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5412.

Sincerely,

Dianne Scott
Sr. Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Exhibit B

Excerpts of Employee Agreement

of

Costco Wholesale Corporation



A message from CRAIG JELINEK

Dear Fellow Employees,

As our Company continues to grow and succeed, our future looks very bright. It's my hope that each of you feels secure and confident in your job and Costco.

Costco prides itself on being a leader in our industry because we are excellent merchants, efficient operators, and we treat our members and each other fairly. This Employee Agreement reflects our latest effort to provide you with the highest level of care.

Along with our operating policies and personnel procedures, within these pages you will find our Mission Statement, Code of Ethics and Standards for Conduct. I invite you to read those sections, as they are the cornerstones of our company philosophy.

Costco management pledges to abide by the terms of this Agreement so employees covered by it can rest assured that consistency and fairness are built into our employment practices. But we don't stop there. We have an Open Door Policy available to every employee at Costco. It's a great policy that ensures that the lines of communication truly stay open. I urge you to talk with your management team anytime you have questions, concerns, suggestions, or comments.

We have over 600 locations and more than 161,000 employees worldwide. Over the next few years, our business is on track to expand into new markets, develop in existing areas, and explore new opportunities around the world. We plan to open hundreds of locations in the years ahead. With expansion comes opportunity for each of you. We need talented leaders to grow the business and adventurous employees to help drive our future. We need to stay open-minded and creative as we strive for new heights. Let us know how we can help you reach your career goals.

Each of you represents our Company in the communities where we do business. You consistently deliver the highest level in member service; setting the standard that makes Costco a destination for loyal shoppers and a place your co-workers want to be. Your job at Costco should be challenging, but also fun and rewarding.

Thank you for being part of the Costco family.

Cordially,

Craig

Craig Jelinek, President/CEO

TABLE OF CONTENTS

WHAT IF I NEED TIME OFF?

WHAT ARE THE CAREER OPPORTUNITIES?

HOW MUCH AM I PAID?

WHAT ARE THE RULES?

11.0 STANDARDS OF CONDUCT AND DISCIPLINE

WHAT DOES MEMBER SERVICE LOOK LIKE?

12.0 MEMBER SERVICE

HOW DO I PROTECT MYSELF AND OTHERS?

13.0 SAFETY POLICIES

This Agreement is a general statement of Company policies. Costco may, from time to time, revise its policies, practices, or procedures. This Agreement supersedes any previous Employee Agreement, and any document addressing Company policies that is inconsistent with this Agreement. To the extent any law differs from the policies included in this Agreement, the Company will comply with the law.

March 4, 2013

6. Improper Deductions from Salary

It is our policy to comply with the salary basis requirements of the Fair Labor Standards Act (FLSA) and state law. The Company does not allow deductions that violate these requirements.

What To Do If An Improper Deduction Occurs

If you believe that an improper deduction has been made to your salary, you should immediately report this information to your Location Manager or Human Resources.

Reports of improper deductions will be promptly investigated. If it is determined that an improper deduction has occurred, you will be promptly reimbursed for any improper deduction made. The Company does not tolerate any retaliation against those who make such reports.

Please see the Intranet for detailed information on the types of salary deductions that may constitute improper deductions under this policy.

2.2 EQUAL OPPORTUNITY

It always has been and continues to be Costco's policy that employees should be able to enjoy a work environment free from all forms of unlawful employment discrimination. All decisions regarding recruiting, hiring, promotion, assignment, training, termination, and other terms and conditions of employment will be made without unlawful discrimination on the basis of race, color, national origin, ancestry, sex, sexual orientation, gender identity or expression, religion, age, pregnancy, disability, work-related injury, covered veteran status, political ideology, genetic information, marital status, or any other factor that the law protects from employment discrimination. Individuals will be selected for promotion based on skill and ability. Where skill and ability are equal, then length of continuous employment will be the determining factor.

Additionally, Costco prohibits unlawful harassment of its employees, applicants, or independent contractors in any form. Complaints of unlawful employment discrimination or harassment should be reported as discussed below in Section 2.5. In cases where investigation confirms the allegations, appropriate corrective action will be taken, regardless of whether the inappropriate conduct rises to the level of any violation of law. No employee will suffer retaliation for reporting, in good faith, any violation of Company policy or unlawful discrimination, harassment, or retaliation.

2.3 AMERICANS WITH DISABILITIES ACT (ADA)

It is Costco's intent to fully comply with our duty to provide reasonable accommodations to allow people with disabilities to apply for and perform their jobs. If you have a disability that affects your job performance, let us know as soon as possible.

We will then discuss with you the reasonable accommodations we may be able to provide to enable you to perform the essential functions of your job. If you become unable to perform your essential job functions, even with reasonable accommodation, we will try to assist you in identifying other jobs that may become available and for which you may be otherwise qualified.

If you are assigned to a new position on a non-temporary basis due to permanent or long-term work restrictions, you will be paid at the rate of pay for the new position.

If you feel the above policy is in any way violated, you are required to use the Open Door Policy (Section 2.1) and report the violation to management.

2.4 ANTI-HARASSMENT POLICY

It is Costco's intent to provide a working and shopping environment free from all verbal, physical and visual forms of harassment for employees, applicants, independent contractors, members, and suppliers. All employees are expected to be sensitive to and respectful of their co-workers and others with whom they come into contact while representing Costco. We prohibit all forms of harassment based upon any protected status, including race, color, national origin, ancestry, sex, sexual orientation, gender identity or expression, religion, age, pregnancy, disability, work-related injury, covered veteran status, political ideology, genetic information, marital status, or any other protected status.

Examples of the conduct we prohibit include:

- Epithets, slurs, negative stereotyping or threatening, intimidating or hostile acts that relate to any of the above-mentioned protected groups.
- Written or graphic material displayed or circulated in our workplace that denigrates or shows hostility or aversion toward any of the above-mentioned protected groups.

With respect to sexual harassment, examples of the conduct we prohibit include:

- Vulgar or sexual comments, jokes, stories, and innuendo.
- Graphic or suggestive comments.
- Gossip or questions about someone's sexual conduct or orientation.
- Vulgarity, inappropriate or unwelcome touching or staring, and obscene or suggestive gestures.
- Display in the workplace of sexually suggestive images, cartoons, graffiti, and the like.
- Unwelcome and repeated flirtations, requests for dates, and the like.
- Subtle pressure for sexual activity, including unwelcome sexual advances by a Supervisor to a subordinate.
- Solicitation or coercion of sexual activity, dates, or the like with the implied or express promise of rewards or preferential treatment.
- Solicitation or coercion of sexual activity, dates, or the like by the implied or express threat of punishment.
- Sexual assault.
- Intimidating, hostile, derogatory, contemptuous, or otherwise offensive remarks directed at a person because of that person's sex, whether or not the remarks themselves are sexual in nature, where the remarks cause discomfort or humiliation.
- Retaliation against an employee for refusing sexual or social overtures, for complaining about sexual harassment, for assisting another employee to complain, or for cooperating with the investigation of a complaint.

Harassment can be difficult to define. Misconceptions abound. For this reason, we require you to use our harassment reporting policy without worrying about whether the conduct involved would be considered harassment in a legal sense.

If you consider the conduct to be harassment, report it. This policy is intended to assist Costco in addressing not only illegal harassment, but also any conduct that is offensive or otherwise inappropriate in our work environment.

Exhibit C

Code of Ethics

of

Costco Wholesale Corporation

Our Mission

To continually provide our members with quality goods and services at the lowest possible prices.

In order to achieve our mission we will conduct our business with the following Code of Ethics in mind:

Our Code of Ethics

1. Obey the law.
2. Take care of our members.
3. Take care of our employees.
4. Respect our suppliers.

If we do these four things throughout our organization, then we will achieve our ultimate goal, which is to:

5. Reward our shareholders.

Costco's Code of Ethics

1. Obey the law

The law is irrefutable! Absent a moral imperative to challenge a law, we must conduct our business in total compliance with the laws of every community where we do business. We pledge to:

- Comply with all laws and other legal requirements.
- Respect all public officials and their positions.
- Comply with safety and security standards for all products sold.
- Alert management if we observe illegal workplace misconduct by other employees.
- Exceed ecological standards required in every community where we do business.
- Comply with all applicable wage and hour laws.
- Comply with all applicable antitrust laws.
- Conduct business in and with foreign countries in a manner that is legal and proper under United States and foreign laws.
- Not offer or give any form of bribe or kickback or other thing of value to any person or pay to obtain or expedite government action or otherwise act in violation of the Foreign Corrupt Practices Act or the laws of other countries.
- Not request or receive any bribe or kickback.
- Promote fair, accurate, timely, and understandable disclosure in reports filed with the Securities and Exchange Commission and in other public communications by the Company.

2. Take care of our members

Costco membership is open to business owners, as well as individuals. Our members are our reason for being – the key to our success. If we don't keep our members happy, little else that we do will make a difference. There are plenty of shopping alternatives for our members and if they fail to show up, we cannot survive. Our members have extended a trust to Costco by virtue of paying a fee to shop with us. We will succeed only if we do not violate the trust they have extended to us, and that trust extends to every area of our business. To continue to earn their trust, we pledge to:

- Provide top-quality products at the best prices in the market.
- Provide high quality, safe and wholesome food products by requiring that both suppliers and employees be in compliance with the highest food safety standards in the industry.
- Provide our members with a 100% satisfaction guarantee on every product and service we sell, including their membership fee.
- Assure our members that every product we sell is authentic in make and in representation of performance.
- Make our shopping environment a pleasant experience by making our members feel welcome as our guests.
- Provide products to our members that will be ecologically sensitive.
- Provide our members with the best customer service in the retail industry.
- Give back to our communities through employee volunteerism and employee and corporate contributions to United Way and Children's Hospitals.

3. Take care of our employees

Our employees are our most important asset. We believe we have the very best employees in the warehouse club industry, and we are committed to providing them with rewarding challenges and ample opportunities for personal and career growth. We pledge to provide our employees with:

- Competitive wages
- Great benefits
- A safe and healthy work environment
- Challenging and fun work
- Career opportunities
- An atmosphere free from harassment or discrimination
- An Open Door Policy that allows access to ascending levels of management to resolve issues
- Opportunities to give back to their communities through volunteerism and fund-raising

Career Opportunities at Costco:

- Costco is committed to promoting from within the Company. The majority of our current management team members (including Warehouse, Merchandise, Administrative, Membership, Front End and Receiving Managers) are "home grown."
- Our growth plans remain very aggressive and our need for qualified, experienced employees to fill supervisory and management positions remains great.
- Today we have Location Managers and Vice Presidents who were once Stockers and Callers or who started in clerical positions for Costco. We believe that Costco's future

executive officers are currently working in our warehouses, depots and buying offices, as well as in our Home Office.

4. Respect our suppliers

Our suppliers are our partners in business and for us to prosper as a company, they must prosper with us. To that end, we strive to:

- Treat all suppliers and their representatives as we would expect to be treated if visiting their places of business.
- Honor all commitments.
- Protect all suppliers' property assigned to Costco as though it were our own.
- Not accept gratuities of any kind from a supplier.

These guidelines are exactly that – guidelines – some common sense rules for the conduct of our business. At the core of our philosophy as a company is the implicit understanding that all of us, employees and management alike, must conduct ourselves in an honest and ethical manner every day. Dishonest conduct will not be tolerated. To do any less would be unfair to the overwhelming majority of our employees who support and respect Costco's commitment to ethical business conduct. Our employees must avoid actual or apparent conflicts of interest, including creating a business in competition with the Company or working for or on behalf of another employer in competition with the Company. If you are ever in doubt as to what course of action to take on a business matter that is open to varying ethical interpretations, TAKE THE HIGH ROAD AND DO WHAT IS RIGHT.

If we follow the four principles of our Code of Ethics throughout our organization, then we will achieve our fifth principle and ultimate goal, which is to:

5. Reward our shareholders

- As a company with stock that is traded publicly on the NASDAQ Stock Market, our shareholders are our business partners.
- We can only be successful so long as we are providing them with a good return on the money they invest in our Company.
- This, too, involves the element of trust. They trust us to use their investment wisely and to operate our business in such a way that it is profitable.
- Over the years Costco has been in business, we have consistently followed an upward trend in the value of our stock. Yes, we have had our ups and our downs, but the overall trend has been consistently up.
- We believe Costco stock is a good investment, and we pledge to operate our Company in such a way that our present and future stockholders, as well as our employees, will be rewarded for our efforts.

Reporting of Violations and Enforcement

1. The Code of Ethics applies to all directors, officers, and employees of the Company. Conduct that violates the Code of Ethics will constitute grounds for disciplinary action, ranging from reprimand to termination and possible criminal prosecution.
2. All employees are expected to promptly report actual or suspected violations of law or the Code of Ethics. Federal law, other laws and Costco policy protect employees from retaliation if complaints are made in good faith. *Violations involving employees* should be reported to the responsible Executive Vice President, who shall be responsible for taking prompt and appropriate action to investigate and respond. *Other violations (such as those involving suppliers) and those involving accounting, internal control and auditing* should be reported to the general Counsel or the Chief Compliance Officer (999 Lake Drive, Issaquah, WA 98027), who shall be responsible for taking prompt and appropriate action to investigate and respond. Reports or complaints can also be made, confidentially if you choose, through the Whistleblower Policy link on the Company's eNet or Intranet site.

What do Costco's Mission Statement and Code of Ethics have to do with you?

EVERYTHING!

The continued success of our Company depends on how well each of Costco's employees adheres to the high standards mandated by our Code of Ethics. And a successful company means increased opportunities for success and advancement for each of you.

No matter what your current job, you can put Costco's Code of Ethics to work every day. It's reflected in the energy and enthusiasm you bring to work, in the relationships you build with your management, your co-workers, our suppliers and our members.

By always choosing to do the right thing, you will build your own self-esteem, increase your chances for success and make Costco more successful, too. It is the synergy of ideas and talents, each of us working together and contributing our best, which makes Costco the great company it is today and lays the groundwork for what we will be tomorrow.

Exhibit D

Costco Wholesale Corporation

Policy Regarding Spending on Elections

and

Policy Advocacy

COSTCO WHOLESALE CORPORATION
POLICY REGARDING SPENDING ON ELECTIONS AND POLICY ADVOCACY

1. Costco Wholesale has a long-standing policy against making contributions to any political party or candidate, federal, state or local, in all countries in which we do business. This prohibition covers not only direct contributions but also support through organizations created under section 527 of the Internal Revenue Code, buying tickets to political fundraising events, or furnishing goods, services or equipment for political fundraising purposes.

2. The Company also prohibits contributions for "independent expenditures": communications that expressly advocate the election or defeat of a clearly identified candidate that are not made in cooperation, consultation or concert with or at the request or suggestion of a candidate, candidate's authorized committee or a political party.

3. We belong to various trade and industry associations, to which the Company pays dues. We request that these associations not use any portion of the dues paid by Costco Wholesale for political contributions. Some of these associations have political action committees; we do not make contributions to these committees.

4. From time to time, Company employees or other representatives advocate at various levels of government with the aim of ensuring that the impact that legislative and regulatory issues have on our business, our industry, our members and our employees is fairly presented. We are also indirectly represented in advocacy of this type through trade and industry associations. Prominent examples include the Retail Industry Leaders Association, the National Association of Chain Drug Stores, the Retail Council of Canada, and the California Grocers Association. We also utilize these associations to help us stay informed about evolving legal and regulatory obligations so that we may conduct our business accordingly. Policy advocacy is solely to promote the interests of the Company and is made without regard for the private political preferences of Company officers.

5. In the United States, our warehouses are often members of the local chambers of commerce or similar groups. While some of these groups may engage in political activities, our membership in them is designed to promote good corporate citizenship and our warehouse businesses rather than to influence political processes.

6. Spending on advocacy is generally overseen by the chief executive officer, general counsel, and vice-president administration. The Nominating and Governance Committee of the Board of Directors, which is comprised exclusively of independent directors, reviews the Company's spending on politics and advocacy and compliance with the policies described above.

Approved by the Costco Wholesale Board of Directors May 2012

Exhibit B

Letter from the Proponent

dated

October 10, 2014

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

October 10, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street. NE
Washington. DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam.

This correspondence is in response to the letter of John Sullivan on behalf of Costco Wholesale Corporation (the "Company") dated September 26, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO COSTCO'S CLAIMS

The Company incorrectly claims that our Proposal is a grand pronouncement that would control the working relationship and work environment of every Costco employee throughout the country. This is a gross misrepresentation of the facts. Within its four corners, our Proposal merely makes a philosophical request that the Company offer a degree of protection to employees who engage in the political process. The Company has complete discretion, and wide latitude, to determine the manner in which that is achieved.

Furthermore, the Staff has consistently ruled that shareholder proponents can seek changes to foundational corporate documents, specifically if the proposal's underlying topic is a significant social policy issue. Our Proposal is centered on an internationally

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recognized human right: civic and government engagement. Additionally, we propose that no issue – current or historical – is more significant than the political process and civic engagement. Indeed, nearly every single significant policy issue that the Staff has ever recognized can be altered, affected, spurned, quelled or obtained its genesis through the political or civic process.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I: The Proposal May Not Be Excluded in Reliance on Rule 14a-8(i)(7) Because the Commission Has Consistently Ruled That Proponents May Seek Certain Amendments to Underlying Corporate Documents and Our Proposal is a Philosophical Statement Permitting the Company to Shape its Own Policy

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Company makes an array of arguments that attempt to paint our Proposal as an onerous dictate that would fundamentally alter the working relations of all 180,000 Costco employees. None of these arguments meets the burden the company bears in proving that it may exclude our Proposal.

First, the Company argues that our Proposal "seeks to intrude upon the manner in which the company manages its employees, employee relationships, and workplace environment."

No logical reading of our Proposal would lead to this result.

Our Proposal simply urges the board to adopt a policy that "protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation." The Company has tremendous leeway in determining what such a policy might look like. America was founded on the ideal that the government would operate at the consent of the governed. Our Proposal amounts to little more than a philosophical statement that the governed (who happen to partake in the workforce) ought to be free from unreasonable retaliation at their workplace for engaging in that government through voting, civic engagement and public policy activities.

Why Costco's management would want to retaliate against its employees for outside political and civic activities is a question only they can answer. And it really should.

Either way, it does not change the fact that the Company has failed to meet its burden that it may omit our Proposal. Despite the Company's assertions, the Staff has repeatedly allowed Proposals that could alter fundamental company documents, even in the context of the employer / employee relationship.

Section II. The Staff has Consistently Held that Shareholder Proposals Can Permissibly Seek Changes to Foundational Corporate Documents – Even Those That Relate Directly to the Employer / Employee Relationship

Part A. Our Proposal Should Proceed to the Shareholders for a Vote Since the Company's Central Argument for Exclusion Rests on a Staff No-Action Decision that Never Happened

The Company cites to *Bank of America* (avail. February 14, 2013) as the *solum auctoritas* that it can omit our Proposal. We submit that there is no such Staff decision. We have conducted an exhaustive search of the U.S. Securities and Exchange Commission website and found that no such Staff decision exists. The essence of the Company's argument can be summarized as such: the Proposal is similar to the one in *Bank of America* (avail. February 14, 2013); therefore, the Staff should grant our no-action request.

As an initial matter, we request that the Staff reject the Company's no-action request because the entire premise of the Company's arguments rest on our Proposal's similarity to a proposal from a no-action contest that does not exist. Without this phantom *Bank of America* decision, the remainder of the Company's arguments is moot.

However, if the Staff disagrees, we have found a Staff no-action decision concerning Bank of America that is perhaps what the Company meant to discuss. *See Bank of America* (avail. February 14, 2012). And if this is indeed the Staff decision the Company meant to cite, it is addressed immediately below in Part B.

Part B. The Staff Should Reject Costco's No-Action Request Since Our Proposal Permissibly Asks for Changes to an Underlying Corporate Document

While the 2012 *Bank of America* proposal is indeed similar to ours, the Company ignores a litany of Staff decisions regarding similar proposals in which the Staff reached the opposite conclusion of 2012 *Bank of America*. Furthermore, the proponent in *Bank of America* failed to adequately explain why the central tenet of the proposal was a significant social policy issue (*see more infra*, Section III). Indeed, the *Bank of America* proponent failed to respond to the company's no-action request at all, leaving the Staff with only Bank of America's arguments to consider. This dramatically decreases the enormous precedential value the Company attempts to give to the *Bank of America* no-action decision. In instances where shareholder proponents have challenged corporate no-action letters on these issues, the results have been much different.

For example, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil *amend its written equal employment opportunity policy* to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). The proponent was adamant that the company had to amend its foundational documents, not just its policies generally to achieve the desired result. Specifically, the proponent noted that the company "attempts to defend its actions short of amending its EEO policy by linguistically downgrading its 'foundational' document, the 'Standards of Business' to a mere 'booklet,' ... However, the Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal."

The *Exxon Mobil* proposal not only directed the company to change one of its foundational documents, it directed the company how to do so, while our Proposal only requests a simple employee safeguard and leaves the mechanics to the Company. Significantly, although the Exxon Mobil proposal was far more sweeping than our own, the Staff ruled that Exxon Mobil could not omit the proposal under rule 14a-8(i)(7).

Also, in *Kroger Co.* (avail. April 6, 2011), the Staff allowed a proposal that specifically asked the company to amend its Code of Conduct. In that instance, the proposal sought a more far-reaching and micromanaging amendment to the company's Code of Conduct than we are currently asking of Costco. Specifically, the proponent asked Kroger to "adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ('ILO') Declaration on Fundamental Principles and Rights at work." The proposal further directed that the company must follow four very specific ILO conventions.

Despite seeking a much more specific and searching ask than we do in our Proposal, the Staff rejected Kroger's no-action request, noting, "[w]e are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micro-manage the company to such a degree that exclusion of the proposal would be appropriate." It is also noteworthy that the Staff allowed the proposal in *Kroger Co.* despite the fact that it dealt with supplier relationships – an issue for which the Staff has consistently granted no-action relief under Rule 14a-8(i)(7). *See Kraft Foods Inc.* (avail. February 23, 2012) ("Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7).").

Kroger Co. and *Exxon Mobil* stand firmly for the proposition that proponents can seek amendments to foundational corporate documents even if the proposal touches on the employer / employee relationship. In comparison to *Kroger Co.* and *Exxon Mobil*, our proposed amendment to Costco's corporate documents is slight. Likewise, our Proposal offers Costco significantly more autonomy to execute the Proposal. Therefore, the Staff should reject the Company's no-action request and allow our Proposal to be presented to the Company's shareholders for a vote.

Section III. Even if the Staff Agrees that Our Proposal Touches a Matter of Ordinary Business, It is Still Non-excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Ours is just such a proposal. Costco shareholders should certainly have a say as to whether their Company is going to operate as a political purity shop in which employees must follow all the beliefs and political dictates of management or not.

The Company bears the burden of demonstrating that the Proposal does not raise a substantial social policy issue. The Company's letter fails to meet this requirement. The Company simply claims that it isn't a social policy issue because it says so – then it cites to two outdated no-action contests regarding LGTB equality that do nothing to further its point.

Part A. Our Proposal Should Be Allowed to Proceed to the Shareholders for a Vote Because it Focuses on the Significant Social Policy Issue of Human Rights

Costco is asking for the ability to censor its employees' human rights. The Staff should not abide such cruelty.

The Staff has been unambiguous in declaring that proposals asking for a change to foundational corporate documents that also focus on significant social policy issues such as human rights fall outside of the Rule 14a-8(i)(7) ordinary business exemption.

For example, in *Abercrombie & Fitch* (avail. April 12, 2010), the Staff allowed a proposal that asked the company to "1. [a]dopt and disclose a code of vendor conduct, based on ILO standards; 2. Establish an independent monitoring process that assesses adherence to these standards; and, 3. Prepare an annual report" on these issues. The company argued that the "adoption of codes" could be excluded pursuant to Rule 14a-8(i)(7). The Staff disagreed and noted that "[i]n our view, the proposal focuses primarily on the significant policy issue of *human rights* and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Abercrombie may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added).

Additionally, in *Halliburton Company* (avail. March 9, 2009), the Staff allowed a proposal that "request[ed] management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings." In arguing that this proposal related to Halliburton's ordinary business operations, the company made it clear that the proposal focused on the "sufficiency of our Code of Business Conduct." Despite this, the Staff rejected Halliburton's no-action request under Rule 14a-8(i)(7).

Our Proposal also focuses on human rights. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.[1]

In seeking to exclude our Proposal, Costco is attempting to preserve the authority to undermine its employees' human right to take part in his or her government. The Staff should do what the Company will not and protect Costco's employees from losing their human right to engage their government.

Part B. Engaging in the Political Process and Civic Engagement is, In and of Itself, a Significant Social Policy Issue

Assuming *arguendo* that the Staff disagrees with us and the United Nations and does not consider voting and political activity to be a human right, our Proposal is still not excludable since political activity is a significant policy issue.

As noted above, the Company may have meant to cite to *Bank of America* (avail. February 14, 2012), for the proposition that it could exclude our Proposal for interfering with ordinary business operations. At that time, it appears that the Staff had not previously directly considered whether political activity and civic engagement falls into the significant social policy category. So, with only the company's arguments before it, it is not surprising that the Staff ruled for Bank of America's no-action request.

However, we submit that political activity and civic engagement is the most significant social policy issue of our time. From health care to climate change to human rights to net neutrality to *corporate political spending*, to LGTB rights – and essentially every other topic that the Staff has ever determined to be a significant public policy issue, none affect more people than political activity and civic engagement. Indeed, every one of these

---

[1] "The Universal Declaration of Human Rights," United Nations, available at http://www.un.org/en/documents/udhr/ as of October 8, 2014.

issues can be altered, cancelled or started through civic engagement and the political process.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters.[2] Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent.[3] And all of that was for just one election.

Between local, state and federal elections, ballot initiatives, referendums, taxes, school council meetings, policy papers, bumper stickers, campaign rallies, protests, advertisements, media, editorials and education, civic engagement and politics cover nearly aspect of American life. Costco would have its employees disengage from the entirety of American civil society or face potential retribution. That is inhumane.

The Staff has ruled that issues as small as net neutrality and loan modifications are significant policy issues. *See AT&T Inc.* (avail. February 10, 2012) (in which the Staff noted, "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."). *See also Bank of America* (avail. March 14, 2011) (in which the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).").

Surely, the political process and civic engagement meet the same threshold as net neutrality and loan modifications. The average person on the street can name the President of the United States. How many can define the parameters of the net neutrality debate or speak intelligently on the nuances of predatory lending?

The significance of this policy is heightened by the fact that only about half of American workers live in a jurisdiction that offers even the slightest legal protection for employee speech and political activity.[4]

---

[2] "2012 November General Election Turnout Rates," United States Election Project, September 3, 2014, available at http://www.electproject.org/2012g as of October 8, 2014.
[3] Jeremy Ashkenas, Matthew Ericson, Alicia Parlapiano and Derek Willis, "The 2012 Money Race: Compare the Candidates," *New York Times – Politics*, available at http://elections.nytimes.com/2012/campaign-finance as of October 8, 2014.
[4] Eugene Volokh, "Private Employees' Speech and Political Activity: Statutory Protection Against Employer Retaliation," Texas Review of Law & Politics," 2012, available at http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf as of October 8, 2014.

We request that the Staff declare that the freedom to engage in the political process and civic activities is a significant policy issue. Any other result could lead to an absurd set of standards for public companies. All across America, many employees could be reprimanded or handed pink slips based on whether they voted for a certain candidate or supported a certain policy with which their employer disagrees.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Costco's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: John Sullivan, Costco

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

October 10, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of John Sullivan on behalf of Costco Wholesale Corporation (the "Company") dated September 26, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO COSTCO'S CLAIMS

The Company incorrectly claims that our Proposal is a grand pronouncement that would control the working relationship and work environment of every Costco employee throughout the country. This is a gross misrepresentation of the facts. Within its four corners, our Proposal merely makes a philosophical request that the Company offer a degree of protection to employees who engage in the political process. The Company has complete discretion, and wide latitude, to determine the manner in which that is achieved.

Furthermore, the Staff has consistently ruled that shareholder proponents can seek changes to foundational corporate documents, specifically if the proposal's underlying topic is a significant social policy issue. Our Proposal is centered on an internationally

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

recognized human right: civic and government engagement. Additionally, we propose that no issue – current or historical – is more significant than the political process and civic engagement. Indeed, nearly every single significant policy issue that the Staff has ever recognized can be altered, affected, spurned, quelled or obtained its genesis through the political or civic process.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I: The Proposal May Not Be Excluded in Reliance on Rule 14a-8(i)(7) Because the Commission Has Consistently Ruled That Proponents May Seek Certain Amendments to Underlying Corporate Documents and Our Proposal is a Philosophical Statement Permitting the Company to Shape its Own Policy

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Company makes an array of arguments that attempt to paint our Proposal as an onerous dictate that would fundamentally alter the working relations of all 180,000 Costco employees. None of these arguments meets the burden the company bears in proving that it may exclude our Proposal.

First, the Company argues that our Proposal "seeks to intrude upon the manner in which the company manages its employees, employee relationships, and workplace environment."

No logical reading of our Proposal would lead to this result.

Our Proposal simply urges the board to adopt a policy that "protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation." The Company has tremendous leeway in determining what such a policy might look like. America was founded on the ideal that the government would operate at the consent of the governed. Our Proposal amounts to little more than a philosophical statement that the governed (who happen to partake in the workforce) ought to be free from unreasonable retaliation at their workplace for engaging in that government through voting, civic engagement and public policy activities.

Why Costco's management would want to retaliate against its employees for outside political and civic activities is a question only they can answer. And it really should.

Either way, it does not change the fact that the Company has failed to meet its burden that it may omit our Proposal. Despite the Company's assertions, the Staff has repeatedly allowed Proposals that could alter fundamental company documents, even in the context of the employer / employee relationship.

Section II. The Staff has Consistently Held that Shareholder Proposals Can Permissibly Seek Changes to Foundational Corporate Documents – Even Those That Relate Directly to the Employer / Employee Relationship

Part A. Our Proposal Should Proceed to the Shareholders for a Vote Since the Company's Central Argument for Exclusion Rests on a Staff No-Action Decision that Never Happened

The Company cites to *Bank of America* (avail. February 14, 2013) as the *solum auctoritas* that it can omit our Proposal. We submit that there is no such Staff decision. We have conducted an exhaustive search of the U.S. Securities and Exchange Commission website and found that no such Staff decision exists. The essence of the Company's argument can be summarized as such: the Proposal is similar to the one in *Bank of America* (avail. February 14, 2013); therefore, the Staff should grant our no-action request.

As an initial matter, we request that the Staff reject the Company's no-action request because the entire premise of the Company's arguments rest on our Proposal's similarity to a proposal from a no-action contest that does not exist. Without this phantom *Bank of America* decision, the remainder of the Company's arguments is moot.

However, if the Staff disagrees, we have found a Staff no-action decision concerning Bank of America that is perhaps what the Company meant to discuss. *See Bank of America* (avail. February 14, 2012). And if this is indeed the Staff decision the Company meant to cite, it is addressed immediately below in Part B.

Part B. The Staff Should Reject Costco's No-Action Request Since Our Proposal Permissibly Asks for Changes to an Underlying Corporate Document

While the 2012 *Bank of America* proposal is indeed similar to ours, the Company ignores a litany of Staff decisions regarding similar proposals in which the Staff reached the opposite conclusion of 2012 *Bank of America*. Furthermore, the proponent in *Bank of America* failed to adequately explain why the central tenet of the proposal was a significant social policy issue (*see more infra*, Section III). Indeed, the *Bank of America* proponent failed to respond to the company's no-action request at all, leaving the Staff with only Bank of America's arguments to consider. This dramatically decreases the enormous precedential value the Company attempts to give to the *Bank of America* no-action decision. In instances where shareholder proponents have challenged corporate no-action letters on these issues, the results have been much different.

For example, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil *amend its written equal employment opportunity policy* to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." (Emphasis added). The proponent was adamant that the company had to amend its foundational documents, not just its policies generally to achieve the desired result. Specifically, the proponent noted that the company "attempts to defend its actions short of amending its EEO policy by linguistically downgrading its 'foundational' document, the 'Standards of Business' to a mere 'booklet,' ... However, the Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal."

The *Exxon Mobil* proposal not only directed the company to change one of its foundational documents, it directed the company how to do so, while our Proposal only requests a simple employee safeguard and leaves the mechanics to the Company. Significantly, although the Exxon Mobil proposal was far more sweeping than our own, the Staff ruled that Exxon Mobil could not omit the proposal under rule 14a-8(i)(7).

Also, in *Kroger Co.* (avail. April 6, 2011), the Staff allowed a proposal that specifically asked the company to amend its Code of Conduct. In that instance, the proposal sought a more far-reaching and micromanaging amendment to the company's Code of Conduct than we are currently asking of Costco. Specifically, the proponent asked Kroger to "adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ('ILO') Declaration on Fundamental Principles and Rights at work." The proposal further directed that the company must follow four very specific ILO conventions.

Despite seeking a much more specific and searching ask than we do in our Proposal, the Staff rejected Kroger's no-action request, noting, "[w]e are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micro-manage the company to such a degree that exclusion of the proposal would be appropriate." It is also noteworthy that the Staff allowed the proposal in *Kroger Co.* despite the fact that it dealt with supplier relationships – an issue for which the Staff has consistently granted no-action relief under Rule 14a-8(i)(7). *See Kraft Foods Inc.* (avail. February 23, 2012) ("Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7).").

Kroger Co. and *Exxon Mobil* stand firmly for the proposition that proponents can seek amendments to foundational corporate documents even if the proposal touches on the employer / employee relationship. In comparison to *Kroger Co.* and *Exxon Mobil*, our proposed amendment to Costco's corporate documents is slight. Likewise, our Proposal offers Costco significantly more autonomy to execute the Proposal. Therefore, the Staff should reject the Company's no-action request and allow our Proposal to be presented to the Company's shareholders for a vote.

Section III. Even if the Staff Agrees that Our Proposal Touches a Matter of Ordinary Business, It is Still Non-excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Ours is just such a proposal. Costco shareholders should certainly have a say as to whether their Company is going to operate as a political purity shop in which employees must follow all the beliefs and political dictates of management or not.

The Company bears the burden of demonstrating that the Proposal does not raise a substantial social policy issue. The Company's letter fails to meet this requirement. The Company simply claims that it isn't a social policy issue because it says so – then it cites to two outdated no-action contests regarding LGTB equality that do nothing to further its point.

Part A. Our Proposal Should Be Allowed to Proceed to the Shareholders for a Vote Because it Focuses on the Significant Social Policy Issue of Human Rights

Costco is asking for the ability to censor its employees' human rights. The Staff should not abide such cruelty.

The Staff has been unambiguous in declaring that proposals asking for a change to foundational corporate documents that also focus on significant social policy issues such as human rights fall outside of the Rule 14a-8(i)(7) ordinary business exemption.

For example, in *Abercrombie & Fitch* (avail. April 12, 2010), the Staff allowed a proposal that asked the company to "1. [a]dopt and disclose a code of vendor conduct, based on ILO standards; 2. Establish an independent monitoring process that assesses adherence to these standards; and, 3. Prepare an annual report" on these issues. The company argued that the "adoption of codes" could be excluded pursuant to Rule 14a-8(i)(7). The Staff disagreed and noted that "[i]n our view, the proposal focuses primarily on the significant policy issue of *human rights* and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Abercrombie may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added).

Additionally, in *Halliburton Company* (avail. March 9, 2009), the Staff allowed a proposal that "request[ed] management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings." In arguing that this proposal related to Halliburton's ordinary business operations, the company made it clear that the proposal focused on the "sufficiency of our Code of Business Conduct." Despite this, the Staff rejected Halliburton's no-action request under Rule 14a-8(i)(7).

Our Proposal also focuses on human rights. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.[1]

In seeking to exclude our Proposal, Costco is attempting to preserve the authority to undermine its employees' human right to take part in his or her government. The Staff should do what the Company will not and protect Costco's employees from losing their human right to engage their government.

Part B. Engaging in the Political Process and Civic Engagement is, In and of Itself, a Significant Social Policy Issue

Assuming *arguendo* that the Staff disagrees with us and the United Nations and does not consider voting and political activity to be a human right, our Proposal is still not excludable since political activity is a significant policy issue.

As noted above, the Company may have meant to cite to *Bank of America* (avail. February 14, 2012), for the proposition that it could exclude our Proposal for interfering with ordinary business operations. At that time, it appears that the Staff had not previously directly considered whether political activity and civic engagement falls into the significant social policy category. So, with only the company's arguments before it, it is not surprising that the Staff ruled for Bank of America's no-action request.

However, we submit that political activity and civic engagement is the most significant social policy issue of our time. From health care to climate change to human rights to net neutrality to *corporate political spending*, to LGTB rights – and essentially every other topic that the Staff has ever determined to be a significant public policy issue, none affect more people than political activity and civic engagement. Indeed, every one of these

---

[1] "The Universal Declaration of Human Rights," United Nations, available at http://www.un.org/en/documents/udhr/ as of October 8, 2014.

issues can be altered, cancelled or started through civic engagement and the political process.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters.[2] Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent.[3] And all of that was for just one election.

Between local, state and federal elections, ballot initiatives, referendums, taxes, school council meetings, policy papers, bumper stickers, campaign rallies, protests, advertisements, media, editorials and education, civic engagement and politics cover nearly aspect of American life. Costco would have its employees disengage from the entirety of American civil society or face potential retribution. That is inhumane.

The Staff has ruled that issues as small as net neutrality and loan modifications are significant policy issues. *See AT&T Inc.* (avail. February 10, 2012) (in which the Staff noted, "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."). *See also Bank of America* (avail. March 14, 2011) (in which the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).").

Surely, the political process and civic engagement meet the same threshold as net neutrality and loan modifications. The average person on the street can name the President of the United States. How many can define the parameters of the net neutrality debate or speak intelligently on the nuances of predatory lending?

The significance of this policy is heightened by the fact that only about half of American workers live in a jurisdiction that offers even the slightest legal protection for employee speech and political activity.[4]

---

[2] "2012 November General Election Turnout Rates," United States Election Project, September 3, 2014, available at http://www.electproject.org/2012g as of October 8, 2014.
[3] Jeremy Ashkenas, Matthew Ericson, Alicia Parlapiano and Derek Willis, "The 2012 Money Race: Compare the Candidates," *New York Times – Politics*, available at http://elections.nytimes.com/2012/campaign-finance as of October 8, 2014.
[4] Eugene Volokh, "Private Employees' Speech and Political Activity: Statutory Protection Against Employer Retaliation," Texas Review of Law & Politics," 2012, available at http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf as of October 8, 2014.

We request that the Staff declare that the freedom to engage in the political process and civic activities is a significant policy issue. Any other result could lead to an absurd set of standards for public companies. All across America, many employees could be reprimanded or handed pink slips based on whether they voted for a certain candidate or supported a certain policy with which their employer disagrees.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Costco's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: John Sullivan, Costco



Writer's Direct Number: (425) 427-7577
Fax: (425) 427-3128

September 26, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Email Address: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by the National Center for Public Policy Research Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended

Dear Sir or Madam:

Costco Wholesale Corporation, a Washington corporation ("*Costco*" or the "*Company*"), respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude from the Company's proxy materials for its 2015 annual meeting of shareholders (the "*2015 Proxy Materials*") a shareholder proposal submitted to the Company by the National Center for Public Policy Research (the "*Proponent*") in a letter dated August 12, 2014 (the "*Proposal*"). The Company requests confirmation that the Commission's staff (the "*Staff*") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2015 Proxy Materials for the reasons set forth in this letter. A complete copy of the Proposal and related correspondence with the Proponent are attached as **Exhibit A**.

Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission no later than eighty calendar days preceding the date that the Company expects to file with the Commission its definitive 2015 Proxy Materials. The Company currently intends to file such definitive 2015 Proxy Materials on or after December 17, 2014. Also, in accordance with Rule 14a-8(j), concurrently with the electronic mail transmission of this letter to the Commission, the Company sent to the Proponent by overnight courier at the address indicated by the Proponent on the cover letter accompanying the Proposal a copy of this letter with all enclosures to notify the Proponent of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted to the Commission by means of electronic mail addressed to shareholderproposals@sec.gov.

The Proposal would require the Company to implement a revised company-wide Code of Conduct that includes an anti-discrimination policy relating to employees' engagement in the political process, civic activities and government and states as follows:

Civic and Political Non-Discrimination Policy

> **Whereas,** Costco Wholesale Corporation does not explicitly prohibit discrimination based on political activities, voting, policy views or civic engagement in its written company policies;
>
> Whereas, we believe that corporations that prohibit discrimination based on political and policy views and activities have a competitive advantage in recruiting and retaining employees from the widest possible talent pool.
>
> Whereas, America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens - to wit, the Declaration of Independence states, "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."[1] The Founding Fathers made it clear that our system was designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.[2]
>
> Whereas the United Nations' Universal Declaration of Human Rights provides that "[e]veryone has the right to take part in the government of his country." and that "[t]he will of the people shall be the basis of the authority of government: this will shall be expressed in periodic and genuine elections."[3]
>
> **Resolved,** the shareholder urges the Board of Directors to adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation.

The Board should also prepare a report, at a reasonable cost and excluding proprietary information concerning the implementation and enforcement of this policy.

Supporting Statement

In the 2012 election, more than 130 million Americans cast ballots.[4]

Save from basic life functions such as eating and sleeping, there is hardly an act that is done by more Americans than voting.

Furthermore, approximately half of all Americans live in a jurisdiction that "protects employee speech or political activity from employer retaliation."[5]

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."

Employment discrimination on the basis of political affiliation, policy views or civic activity diminishes employee morale and productivity and can impose undue influence on the political process of a nation. Because state and local laws are inconsistent with respect to this type of employment discrimination,[6] and quality employees are attracted to a Company that respects their basic human rights, our Company would benefit greatly from a consistent, corporate-wide policy to prevent such discrimination and ensure a respectful atmosphere for all employees.

1. http://www.archives.gov/exhibits/charters/declaration_transcript.html
2. http://www.constitution.org/fed/federa10.htm
3. http://www.un.org/en/documents/udhr/
4. http://elections.gmu.edu/Turnout_2012G.html
5. http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf
6. http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf

Summary of Basis for Exclusion

The Company believes that the Proposal can be properly excluded because it concerns a matter relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion rests on two central considerations.

The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Exchange Act Release No. 40018* (May 21, 1998) (the "***1998 Release***"). The 1998 release noted, in particular, that "management of the workforce" is an example of a task that is fundamental to management's ability to run a company. *Id.* The second relates "to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, in order to constitute "ordinary business," the proposal must not involve a significant social policy issue that would override its "ordinary business" subject matter. *See id.*; *Staff Legal Bulletin No. 14A* (Jul. 12, 2002); *Staff Legal Bulletin No. 14E* (Oct. 27, 2009).

The Proposal relates to the Company's ability to manage its workforce and its relationship with its employees, relates to compliance with the Company's Code of Ethics and other policies and does not raise a significant social policy issue.

Proposals Interfering with Workforce Management and Employee Relations May be Excluded Regardless of Whether the Employee Activity Addressed is Inside or Outside the Workplace

The relationship between a company's management and its employees is at the very heart of conducting ordinary business operations. Like many other companies, Costco maintains an array of detailed policies related to the management of employees, employee relations, and the workplace environment. The Company's Employee Agreement for U.S. employees (the "***Employee Agreement***"), excerpts of which are attached as **Exhibit B**, for example, summarizes a wide range of operating policies and personnel procedures applicable to the Company's employees and workplace. The Employee Agreement covers such matters as wages, hours, vacations, standards of conduct and workplace safety, as well as discrimination and harassment based upon, among other categories, political ideology (see sections 2.2 and 2.4). All of these policies are essential to the Company's management of its day-to-day business operations, helping to ensure consistency and fairness in the Company's employment practices and that the Company's more than 180,000 employees throughout the United States and the world are working together toward the common goal of consistently delivering the highest level in member service and value. At its core the Proposal seeks to intrude upon the manner in which the Company manages its employees, employee relations and workplace environment. Long-standing and well established Staff precedents dictate that proposals relating to a company's workforce management, employee relations or workplace environment are excludable under Rule 14a-8(i)(7) because such topics are matters of ordinary business.

In a recent no-action letter, *Bank of America* (Feb. 14, 2013) ("***Bank of America***"), the Staff concurred in the exclusion of a proposal similar to the Proposal. In *Bank of America*, the proposal requested that the company's "Equal Employment Opportunity and Affirmative Action Statement" specifically include protection to engage in free speech outside the job context and to participate freely in the political process without fear of discrimination or other repercussion on the job. The Staff concurred with the exclusion, noting that the proposal related to the company's policies concerning its employees, and proposals concerning relations between the company and its employees are excludable under Rule 14a-8(i)(7).

As in *Bank of America*, the Proposal relates to the Company's policies concerning its employees and therefore the Company's relations with its employees. It is critical that management of the Company have the ability to establish standards of conduct for its employees, including with respect to political activity. Among other reasons, appropriate standards or conduct may be necessary to provide a safe and accommodating workplace and to ensure the viewpoints of the Company are properly represented both within and outside the workplace. *See also Wal-Mart Stores, Inc.* (Mar. 16, 2006) (concurring in the exclusion of a proposal requesting the company's board of directors amend the company's equality of opportunity policy to bar intimidation of company employees exercising their right to freedom of association); *Intel Corporation* (Mar. 18, 1999) (concurring in the exclusion of a proposal recommending that the board of directors implement an "Employee Bill of Rights" relating to inter-employee relations, the length of the work week, the precise time employees are to commence their work on a daily basis and the manner in which they are to otherwise fulfill their job-related responsibilities); *Merck & Co., Inc.* (Jan. 23, 1997) (concurring in the exclusion of a proposal that required the board of directors to adopt policies to encourage employees to express their ideas on all matters of concern affecting the company).

Bank of America dealt with expression outside the workplace. *See also NSTAR* (Jan. 4, 2005) (concurring in the exclusion of a proposal requesting that the company publish in its proxy statement information concerning the personal investments of each trustee); *ITT Industries, Inc.* (Feb. 23, 1996) and *IBM Corporation* (December 28, 1995) (both concurring in the exclusion of a proposal requiring the board of directors to assure that no officer of the company provides services to unrelated companies in excess of 15 working days per year); *Time Warner Inc.* (Jan. 18, 1996) (concurring in the exclusion of a proposal regarding policies with respect to employees' ability serve on boards of outside organizations); *Chittenden Corporation* (Mar. 10, 1987) (concurring in the exclusion of a proposal seeking disclosure of the directors stock ownership, partnership interests and solely-owned business investments).

The Proposal is not so limited, and its facial application to activity in the workplace makes the case for exclusion even stronger here. *See Donaldson Company, Inc.* (Sept. 13, 2006) (concurring in the exclusion of a proposal regarding the establishment of appropriate ethical standards related to employee relations); *Lockheed Martin Corporation* (Jan. 20, 2004) (concurring in the exclusion of a proposal regarding annual employee performance evaluations);

OfficeMax, Inc. (Apr. 17, 2000) (concurring in the exclusion of a proposal to retain an independent consulting firm to measure customer and employee satisfaction); *Burlington Northern Santa Fe Corporation* (Feb. 15, 2000) (concurring in the exclusion of a proposal to form a committee to report on the condition of employee "trust"); *WR. Grace & Co.* (Feb. 29, 1996) (concurring in the exclusion of a proposal regarding the creation of a "high performance" workplace based in policies of workplace democracy and meaningful worker participation); *American Brands, Inc.* (Feb. 3, 1993) (concurring in the exclusion of a proposal regarding the work environment, employees and smoking).

Proposals Related to a Company's Policy Statements Applicable to Employees May be Excluded

The Staff has also permitted the exclusion of proposals seeking to micro-manage a company's code of ethics and other policies applicable to employees. The Proposal generally addresses employee engagement in the political process, civic activities and the government of his or her country, and calls upon the Board of Directors of the Company to adopt a revised company-wide Code of Conduct that prohibits discrimination based on an employee's engagement in the political process, civic activities and their government.

The Company's Code of Ethics (the "***Code of Ethics***"), attached as **Exhibit C**, governs the actions of all of the Company's directors, officers and employees. Costco' Code of Ethics has four tenets: (1) Obey the law, (2) Take care of our members, (3) Take care of our employees, and (4) Respect our suppliers. With respect to the third tenet, the Code of Ethics requires the Company to provide, among other things, a safe and healthy work environment and an atmosphere free from harassment or discrimination. The Company has also adopted a Policy Regarding Spending on Election and Policy Advocacy (the "***Political Activity Policy***"), attached as **Exhibit D**, that details the Company's policy regarding political contributions, membership in trade organizations and policy advocacy. Under the Political Activity Policy, advocacy is solely to promote the interests of the Company and is made without regard for the political preferences of the Company's officers. As discussed above, the Company also maintains an array of workplace policies and personnel procedures that are detailed in the Employee Agreement, covering topics from vacation accrual and wages to discrimination and harassment based upon, among other categories, political ideology. That the Company's Code of Ethics, Political Activity Policy and Employee Agreement seek to manage its workplace, employee relations, and the Company's political advocacy activities, is indicative of the fundamental nature of these activities to management's ability to run the day-to-day business of the Company and supports the conclusion that such policies relate to matters concerning to the Company's ordinary business operations.

The Proposal requires that employees be able to "engage in the political process, civic activities and government of his or her country without retaliation." The Company's Code of Ethics does not forbid political contributions and activities of its employees, and nothing in the

Company's Code of Ethics inhibits political or governmental engagement or civic activity, so long as such activities are done in accordance with applicable law as well as those laws and regulations to which the Company is subject. The Political Activity Policy outlines the Company's prohibition on political contributions by the Company and limits policy advocacy on behalf of the Company solely to the promotion of the interests of the Company. The Employee Agreement prohibits unlawful discrimination or harassment based upon, among other categories, political ideology, consistent with the objective stated in the agreement of ensuring that employees be able to enjoy a work environment free from all forms of unlawful employment discrimination and harassment. The Company must have the ability to exercise managerial control over its workforce with respect to these issues and, in particular, to craft detailed policies tailored to the Company's mission and business objectives, as well as the evolving legal, regulatory and other requirements applicable to the Company. The Proposal seeks to intrude upon policies that the Company already has in place. The considerations that arise under these policies impact day-to-day business operations and are most appropriately and effectively handled by management, not by shareholders as a group, through the shareholder proposal process.

In concurring with exclusion of the proposal in *Bank of America* that, according to the company, would have required the company to amend its Code of Ethics, the Staff noted that the proposal related to the company's policies concerning its employees. In doing so, the Staff followed a long line of similar precedent. *See The Walt Disney Company* (Dec. 12, 2011) (concurring in the exclusion of a proposal requesting a report on board compliance with the Company's Code of Business Conduct and Ethics for Directors); *International Business Machines Corporation* (Jan. 7, 2010) (concurring in the exclusion of a proposal directing the officers to restate and enforce certain standards of ethical behavior); *The AES Corporation* (Jan. 9, 2007) and *Monsanto Company* (Nov. 3, 2005) (both concurring in the exclusion of a proposal relating to the creation of an ethics oversight and legal compliance program); *USX Corporation* (Dec. 28, 1995) (concurring in the exclusion of a proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees); *Barnett Banks, Inc.* (Dec. 18, 1995) (concurring in the exclusion of a proposal that dealt with the preparation and publication of a Code of Ethics); *NYNEX Corporation* (Feb. 1, 1989) (concurring in the exclusion of a proposal specifying the particular topics to be addressed in the Company's code of conduct). The Company believes the Proposal would require changes to the Company's Code of Ethics and Political Activity Policy if implemented and, thus, relates to ordinary business matters.

The Proposal Does Not Raise a Significant Social Policy Issue

In the 1998 Release, the Commission recognized that not all proposals relating to the management of the workforce would be considered excludable. Specifically, the proposals related to those issues, but focusing on sufficiently significant social policy issues generally would not be considered to be excludable, because such proposals would transcend the day-to-day business matters and raise social policy issues so significant that the proposals would be appropriate for a shareholder vote. The Proposal does not raise a significant social policy issue. Despite efforts by proponents rhetorically to tie proposals to policy themes or "rights," the Staff has recognized that proposals related to ordinary workforce management may be excluded under Rule 14a-8(i)(7). In *Bank of America*, despite that proposal's significant emphasis on a very contentious policy debate related to the Defense of Marriage Act, the Staff concluded that the proposal related to policies concerning the Company's relations with its employees, and was excludable under Rule 14a-8(i)(7). *See also Apache Corporation* (Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the company implement equal employment opportunity policies prohibiting discrimination based on sexual orientation and gender identity). Like the proposal in *Bank of America*, the Proposal does not focus on a sufficient social policy issue that causes the Proposal to transcend the day-to-day business matters and raise social policy issues so significant that the Proposal would be appropriate for a shareholder vote.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (425) 427-7577. Please email a response to this letter to jsullivan@costco.com.

Sincerely,

COSTCO WHOLESALE



John Sullivan
Vice President, Associate General
Counsel & Secretary

Enclosures

cc: Justin Danholf, Esq.
General Counsel
The National Center for Public Policy Research
501 Capitol Court N.E., Suite 200
Washington, D.C. 20002

Exhibit A

Proposal and Related Correspondence

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

Via FedEx

August 12, 2014



Mr. John Sullivan
Corporate Secretary
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

Dear Mr. Sullivan,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Costco Wholesale Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Costco stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq., General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Civic and Political Non-Discrimination Policy

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 * Fax (202) 543-5975
info@nationalcenter.org * www.nationalcenter.org

Civic and Political Non-Discrimination Policy

Whereas, Costco Wholesale Corporation does not explicitly prohibit discrimination based on political activities, voting, policy views or civic engagement in its written company policies;

Whereas, we believe that corporations that prohibit discrimination based on political and policy views and activities have a competitive advantage in recruiting and retaining employees from the widest possible talent pool.

Whereas, America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence states, "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."[1] The Founding Fathers made it clear that our system was designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.[2]

Whereas the United Nations' Universal Declaration of Human Rights provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."[3]

Resolved, the shareholder urges the Board of Directors to adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation.

The Board should also prepare a report, at a reasonable cost and excluding proprietary information, concerning the implementation and enforcement of this policy.

Supporting Statement

In the 2012 election, more than 130 million Americans cast ballots.[4]

Save from basic life functions such as eating and sleeping, there is hardly an act that is done by more Americans than voting.

---

[1] http://www.archives.gov/exhibits/charters/declaration_transcript.html
[2] http://www.constitution.org/fed/federa10.htm
[3] http://www.un.org/en/documents/udhr/
[4] http://elections.gmu.edu/Turnout_2012G.html

Furthermore, approximately half of all Americans live in a jurisdiction that "protects employee speech or political activity from employer retaliation."[5]

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."

Employment discrimination on the basis of political affiliation, policy views or civic activity diminishes employee morale and productivity and can impose undue influence on the political process of a nation. Because state and local laws are inconsistent with respect to this type of employment discrimination,[6] and quality employees are attracted to a Company that respects their basic human rights, our Company would benefit greatly from a consistent, corporate-wide policy to prevent such discrimination and ensure a respectful atmosphere for all employees.

---

[5] http://www.tprlp.org/main_pgs/issues/v16n2/Volokh.pdf
[6] http://www.tprlp.org/main_pgs/issues/v16n2/Volokh.pdf

Page 67 redacted for the following reason:

- - - - - - - - - - - - - - - - - - - -

FISMA & OMB Memorandum M-07-16

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President


RECEIVED
AUG 19 2014
LEGAL DEPT

Via FedEx

August 15, 2014

Mr. John Sullivan
Corporate Secretary
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

Dear Mr. Sullivan,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Civic and Political Non-Discrimination Policy) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on August 12, 2014.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 * Fax (202) 543-5975
info@nationalcenter.org * www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

August 15, 2014

Mr. John Sullivan
Corporate Secretary
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

Dear Mr. Sullivan,

UBS holds 29 shares of Costco Wholesale Corp. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Costco in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on October 5, 2012, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5412.

Sincerely,

Dianne Scott
Sr. Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Exhibit B

Excerpts of Employee Agreement

of

Costco Wholesale Corporation



A message from
CRAIG JELINEK

Dear Fellow Employees,

As our Company continues to grow and succeed, our future looks very bright. It's my hope that each of you feels secure and confident in your job and Costco.

Costco prides itself on being a leader in our industry because we are excellent merchants, efficient operators, and we treat our members and each other fairly. This Employee Agreement reflects our latest effort to provide you with the highest level of care.

Along with our operating policies and personnel procedures, within these pages you will find our Mission Statement, Code of Ethics and Standards for Conduct. I invite you to read those sections, as they are the cornerstones of our company philosophy.

Costco management pledges to abide by the terms of this Agreement so employees covered by it can rest assured that consistency and fairness are built into our employment practices. But we don't stop there. We have an Open Door Policy available to every employee at Costco. It's a great policy that ensures that the lines of communication truly stay open. I urge you to talk with your management team anytime you have questions, concerns, suggestions, or comments.

We have over 600 locations and more than 161,000 employees worldwide. Over the next few years, our business is on track to expand into new markets, develop in existing areas, and explore new opportunities around the world. We plan to open hundreds of locations in the years ahead. With expansion comes opportunity for each of you. We need talented leaders to grow the business and adventurous employees to help drive our future. We need to stay open-minded and creative as we strive for new heights. Let us know how we can help you reach your career goals.

Each of you represents our Company in the communities where we do business. You consistently deliver the highest level in member service; setting the standard that makes Costco a destination for loyal shoppers and a place your co-workers want to be. Your job at Costco should be challenging, but also fun and rewarding.

Thank you for being part of the Costco family.

Cordially,

Craig

Craig Jelinek, President/CEO

TABLE OF CONTENTS

WHAT IF I NEED TIME OFF?

WHAT ARE THE CAREER OPPORTUNITIES?

HOW MUCH AM I PAID?

WHAT ARE THE RULES?

WHAT DOES MEMBER SERVICE LOOK LIKE?

HOW DO I PROTECT MYSELF AND OTHERS?

This Agreement is a general statement of Company policies. Costco may, from time to time, revise its policies, practices, or procedures. This Agreement supersedes any previous Employee Agreement, and any document addressing Company policies that is inconsistent with this Agreement. To the extent any law differs from the policies included in this Agreement, the Company will comply with the law.

March 4, 2013

6. Improper Deductions from Salary

It is our policy to comply with the salary basis requirements of the Fair Labor Standards Act (FLSA) and state law. The Company does not allow deductions that violate these requirements.

What To Do If An Improper Deduction Occurs

If you believe that an improper deduction has been made to your salary, you should immediately report this information to your Location Manager or Human Resources.

Reports of improper deductions will be promptly investigated. If it is determined that an improper deduction has occurred, you will be promptly reimbursed for any improper deduction made. The Company does not tolerate any retaliation against those who make such reports.

Please see the Intranet for detailed information on the types of salary deductions that may constitute improper deductions under this policy.

2.2 EQUAL OPPORTUNITY

It always has been and continues to be Costco's policy that employees should be able to enjoy a work environment free from all forms of unlawful employment discrimination. All decisions regarding recruiting, hiring, promotion, assignment, training, termination, and other terms and conditions of employment will be made without unlawful discrimination on the basis of race, color, national origin, ancestry, sex, sexual orientation, gender identity or expression, religion, age, pregnancy, disability, work-related injury, covered veteran status, political ideology, genetic information, marital status, or any other factor that the law protects from employment discrimination. Individuals will be selected for promotion based on skill and ability. Where skill and ability are equal, then length of continuous employment will be the determining factor.

Additionally, Costco prohibits unlawful harassment of its employees, applicants, or independent contractors in any form. Complaints of unlawful employment discrimination or harassment should be reported as discussed below in Section 2.5. In cases where investigation confirms the allegations, appropriate corrective action will be taken, regardless of whether the inappropriate conduct rises to the level of any violation of law. No employee will suffer retaliation for reporting, in good faith, any violation of Company policy or unlawful discrimination, harassment, or retaliation.

2.3 AMERICANS WITH DISABILITIES ACT (ADA)

It is Costco's intent to fully comply with our duty to provide reasonable accommodations to allow people with disabilities to apply for and perform their jobs. If you have a disability that affects your job performance, let us know as soon as possible.

We will then discuss with you the reasonable accommodations we may be able to provide to enable you to perform the essential functions of your job. If you become unable to perform your essential job functions, even with reasonable accommodation, we will try to assist you in identifying other jobs that may become available and for which you may be otherwise qualified.

If you are assigned to a new position on a non-temporary basis due to permanent or long-term work restrictions, you will be paid at the rate of pay for the new position.

If you feel the above policy is in any way violated, you are required to use the Open Door Policy (Section 2.1) and report the violation to management.

2.4 ANTI-HARASSMENT POLICY

It is Costco's intent to provide a working and shopping environment free from all verbal, physical and visual forms of harassment for employees, applicants, independent contractors, members, and suppliers. All employees are expected to be sensitive to and respectful of their co-workers and others with whom they come into contact while representing Costco. We prohibit all forms of harassment based upon any protected status, including race, color, national origin, ancestry, sex, sexual orientation, gender identity or expression, religion, age, pregnancy, disability, work-related injury, covered veteran status, political ideology, genetic information, marital status, or any other protected status.

Examples of the conduct we prohibit include:

- Epithets, slurs, negative stereotyping or threatening, intimidating or hostile acts that relate to any of the above-mentioned protected groups.
- Written or graphic material displayed or circulated in our workplace that denigrates or shows hostility or aversion toward any of the above-mentioned protected groups.

With respect to sexual harassment, examples of the conduct we prohibit include:

- Vulgar or sexual comments, jokes, stories, and innuendo.
- Graphic or suggestive comments.
- Gossip or questions about someone's sexual conduct or orientation.
- Vulgarity, inappropriate or unwelcome touching or staring, and obscene or suggestive gestures.
- Display in the workplace of sexually suggestive images, cartoons, graffiti, and the like.
- Unwelcome and repeated flirtations, requests for dates, and the like.
- Subtle pressure for sexual activity, including unwelcome sexual advances by a Supervisor to a subordinate.
- Solicitation or coercion of sexual activity, dates, or the like with the implied or express promise of rewards or preferential treatment.
- Solicitation or coercion of sexual activity, dates, or the like by the implied or express threat of punishment.
- Sexual assault.
- Intimidating, hostile, derogatory, contemptuous, or otherwise offensive remarks directed at a person because of that person's sex, whether or not the remarks themselves are sexual in nature, where the remarks cause discomfort or humiliation.
- Retaliation against an employee for refusing sexual or social overtures, for complaining about sexual harassment, for assisting another employee to complain, or for cooperating with the investigation of a complaint.

Harassment can be difficult to define. Misconceptions abound. For this reason, we require you to use our harassment reporting policy without worrying about whether the conduct involved would be considered harassment in a legal sense.

If you consider the conduct to be harassment, report it. This policy is intended to assist Costco in addressing not only illegal harassment, but also any conduct that is offensive or otherwise inappropriate in our work environment.

Exhibit C

Code of Ethics

of

Costco Wholesale Corporation

Our Mission

To continually provide our members with quality goods and services at the lowest possible prices.

In order to achieve our mission we will conduct our business with the following Code of Ethics in mind:

Our Code of Ethics

1. Obey the law.
2. Take care of our members.
3. Take care of our employees.
4. Respect our suppliers.

If we do these four things throughout our organization, then we will achieve our ultimate goal, which is to:

5. Reward our shareholders.

Costco's Code of Ethics

1. Obey the law

The law is irrefutable! Absent a moral imperative to challenge a law, we must conduct our business in total compliance with the laws of every community where we do business. We pledge to:

- Comply with all laws and other legal requirements.
- Respect all public officials and their positions.
- Comply with safety and security standards for all products sold.
- Alert management if we observe illegal workplace misconduct by other employees.
- Exceed ecological standards required in every community where we do business.
- Comply with all applicable wage and hour laws.
- Comply with all applicable antitrust laws.
- Conduct business in and with foreign countries in a manner that is legal and proper under United States and foreign laws.
- Not offer or give any form of bribe or kickback or other thing of value to any person or pay to obtain or expedite government action or otherwise act in violation of the Foreign Corrupt Practices Act or the laws of other countries.
- Not request or receive any bribe or kickback.
- Promote fair, accurate, timely, and understandable disclosure in reports filed with the Securities and Exchange Commission and in other public communications by the Company.

2. Take care of our members

Costco membership is open to business owners, as well as individuals. Our members are our reason for being – the key to our success. If we don't keep our members happy, little else that we do will make a difference. There are plenty of shopping alternatives for our members and if they fail to show up, we cannot survive. Our members have extended a trust to Costco by virtue of paying a fee to shop with us. We will succeed only if we do not violate the trust they have extended to us, and that trust extends to every area of our business. To continue to earn their trust, we pledge to:

- Provide top-quality products at the best prices in the market.
- Provide high quality, safe and wholesome food products by requiring that both suppliers and employees be in compliance with the highest food safety standards in the industry.
- Provide our members with a 100% satisfaction guarantee on every product and service we sell, including their membership fee.
- Assure our members that every product we sell is authentic in make and in representation of performance.
- Make our shopping environment a pleasant experience by making our members feel welcome as our guests.
- Provide products to our members that will be ecologically sensitive.
- Provide our members with the best customer service in the retail industry.
- Give back to our communities through employee volunteerism and employee and corporate contributions to United Way and Children's Hospitals.

3. Take care of our employees

Our employees are our most important asset. We believe we have the very best employees in the warehouse club industry, and we are committed to providing them with rewarding challenges and ample opportunities for personal and career growth. We pledge to provide our employees with:

- Competitive wages
- Great benefits
- A safe and healthy work environment
- Challenging and fun work
- Career opportunities
- An atmosphere free from harassment or discrimination
- An Open Door Policy that allows access to ascending levels of management to resolve issues
- Opportunities to give back to their communities through volunteerism and fund-raising

Career Opportunities at Costco:

- Costco is committed to promoting from within the Company. The majority of our current management team members (including Warehouse, Merchandise, Administrative, Membership, Front End and Receiving Managers) are "home grown."
- Our growth plans remain very aggressive and our need for qualified, experienced employees to fill supervisory and management positions remains great.
- Today we have Location Managers and Vice Presidents who were once Stockers and Callers or who started in clerical positions for Costco. We believe that Costco's future

executive officers are currently working in our warehouses, depots and buying offices, as well as in our Home Office.

4. Respect our suppliers

Our suppliers are our partners in business and for us to prosper as a company, they must prosper with us. To that end, we strive to:

- Treat all suppliers and their representatives as we would expect to be treated if visiting their places of business.
- Honor all commitments.
- Protect all suppliers' property assigned to Costco as though it were our own.
- Not accept gratuities of any kind from a supplier.

These guidelines are exactly that – guidelines – some common sense rules for the conduct of our business. At the core of our philosophy as a company is the implicit understanding that all of us, employees and management alike, must conduct ourselves in an honest and ethical manner every day. Dishonest conduct will not be tolerated. To do any less would be unfair to the overwhelming majority of our employees who support and respect Costco's commitment to ethical business conduct. Our employees must avoid actual or apparent conflicts of interest, including creating a business in competition with the Company or working for or on behalf of another employer in competition with the Company. If you are ever in doubt as to what course of action to take on a business matter that is open to varying ethical interpretations, TAKE THE HIGH ROAD AND DO WHAT IS RIGHT.

If we follow the four principles of our Code of Ethics throughout our organization, then we will achieve our fifth principle and ultimate goal, which is to:

5. Reward our shareholders

- As a company with stock that is traded publicly on the NASDAQ Stock Market, our shareholders are our business partners.
- We can only be successful so long as we are providing them with a good return on the money they invest in our Company.
- This, too, involves the element of trust. They trust us to use their investment wisely and to operate our business in such a way that it is profitable.
- Over the years Costco has been in business, we have consistently followed an upward trend in the value of our stock. Yes, we have had our ups and our downs, but the overall trend has been consistently up.
- We believe Costco stock is a good investment, and we pledge to operate our Company in such a way that our present and future stockholders, as well as our employees, will be rewarded for our efforts.

Reporting of Violations and Enforcement

1. The Code of Ethics applies to all directors, officers, and employees of the Company. Conduct that violates the Code of Ethics will constitute grounds for disciplinary action, ranging from reprimand to termination and possible criminal prosecution.
2. All employees are expected to promptly report actual or suspected violations of law or the Code of Ethics. Federal law, other laws and Costco policy protect employees from retaliation if complaints are made in good faith. *Violations involving employees* should be reported to the responsible Executive Vice President, who shall be responsible for taking prompt and appropriate action to investigate and respond. *Other violations (such as those involving suppliers) and those involving accounting, internal control and auditing* should be reported to the general Counsel or the Chief Compliance Officer (999 Lake Drive, Issaquah, WA 98027), who shall be responsible for taking prompt and appropriate action to investigate and respond. Reports or complaints can also be made, confidentially if you choose, through the Whistleblower Policy link on the Company's eNet or Intranet site.

What do Costco's Mission Statement and Code of Ethics have to do with you?

EVERYTHING!

The continued success of our Company depends on how well each of Costco's employees adheres to the high standards mandated by our Code of Ethics. And a successful company means increased opportunities for success and advancement for each of you.

No matter what your current job, you can put Costco's Code of Ethics to work every day. It's reflected in the energy and enthusiasm you bring to work, in the relationships you build with your management, your co-workers, our suppliers and our members.

By always choosing to do the right thing, you will build your own self-esteem, increase your chances for success and make Costco more successful, too. It is the synergy of ideas and talents, each of us working together and contributing our best, which makes Costco the great company it is today and lays the groundwork for what we will be tomorrow.

<u>**Exhibit D**</u>

Costco Wholesale Corporation

Policy Regarding Spending on Elections

and

Policy Advocacy

COSTCO WHOLESALE CORPORATION
POLICY REGARDING SPENDING ON ELECTIONS AND POLICY ADVOCACY

1. Costco Wholesale has a long-standing policy against making contributions to any political party or candidate, federal, state or local, in all countries in which we do business. This prohibition covers not only direct contributions but also support through organizations created under section 527 of the Internal Revenue Code, buying tickets to political fundraising events, or furnishing goods, services or equipment for political fundraising purposes.

2. The Company also prohibits contributions for "independent expenditures": communications that expressly advocate the election or defeat of a clearly identified candidate that are not made in cooperation, consultation or concert with or at the request or suggestion of a candidate, candidate's authorized committee or a political party.

3. We belong to various trade and industry associations, to which the Company pays dues. We request that these associations not use any portion of the dues paid by Costco Wholesale for political contributions. Some of these associations have political action committees; we do not make contributions to these committees.

4. From time to time, Company employees or other representatives advocate at various levels of government with the aim of ensuring that the impact that legislative and regulatory issues have on our business, our industry, our members and our employees is fairly presented. We are also indirectly represented in advocacy of this type through trade and industry associations. Prominent examples include the Retail Industry Leaders Association, the National Association of Chain Drug Stores, the Retail Council of Canada, and the California Grocers Association. We also utilize these associations to help us stay informed about evolving legal and regulatory obligations so that we may conduct our business accordingly. Policy advocacy is solely to promote the interests of the Company and is made without regard for the private political preferences of Company officers.

5. In the United States, our warehouses are often members of the local chambers of commerce or similar groups. While some of these groups may engage in political activities, our membership in them is designed to promote good corporate citizenship and our warehouse businesses rather than to influence political processes.

6. Spending on advocacy is generally overseen by the chief executive officer, general counsel, and vice-president administration. The Nominating and Governance Committee of the Board of Directors, which is comprised exclusively of independent directors, reviews the Company's spending on politics and advocacy and compliance with the policies described above.

Approved by the Costco Wholesale Board of Directors May 2012